Shelton Funds 485BPOS

Exhibit 99.(h)(5)

P.O. Box 87

Denver, Colorado 80201

MAIN (800) 955-9988

FAX (303) 534-5627

December 16, 2021

Shelton Funds

1875 Lawrence Street, Suite 300

Denver, CO 80202-1805

Re:     Certain Expense Limits

Gentlemen,

CCM Partners, LP d/b/a Shelton Capital Management (“SCM”), as the investment adviser to the various series funds (each a “Fund”, and collectively the “Funds”) of Shelton Funds, hereby agrees to the expense limitations stated in the chart below with respect to the Funds.

SCM agrees to reimburse expenses incurred by the Funds to the extent that total annual operating expenses (excluding certain compliance costs, extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed the percentage indicated in respect of each Fund.

Name of Fund	Class	Expense Undertaking by Shelton Capital Management through January 2, 2023
NASDAQ-100 Index Fund	Direct	0.49%
	Class K	0.99%
U.S. Government Securities Fund	Direct	0.74%
	Class K	1.24%
The United States Treasury Trust	Direct	0.53%

This agreement may only be terminated or modified in respect of each Fund with the approval of the Board of Trustees. SCM may be reimbursed for any foregone advisory fees or unreimbursed expenses within three fiscal years following a particular reduction or expense, but only to the extent the reimbursement does not cause the Fund to exceed applicable expense limits, and the effect of the reimbursement is measured after all ordinary operating expenses are calculated. Any such reimbursement is subject to the review and approval of the Board of Trustees.

If you have any questions, please do not hesitate to contact me at (415) 625-4900.

www.sheltoncap.com

Sincerely,

/s/ Steve Rogers

Steve Rogers

Chief Executive Officer

Shelton Capital Management

Agreed and Acknowledged:

/s/ Stephen Sutro                   Date: Dec. 28, 2021

Cc:

Peter H. Schwartz, Davis Graham & Stubbs LLP, Counsel to Shelton Funds

Greg Pusch, General Counsel & CCO